Exhibit (a)(14)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

MYRON BERNSTEIN, on behalf of himself and all others similarly situated,	) )
)
Plaintiff,	)
	)	C.A. No.
vs.	)
)
PARALLEL PETROLEUM CORPORATION, APOLLO GLOBAL MANAGEMENT LLC, JEFFREY G. SHRADER, LARRY C. OLDHAM, EDWARD A. NASH, MARTIN B. ORING and RAY M. POAGE,	) ) ) ) )
)
Defendants.	) )

VERIFIED CLASS ACTION COMPLAINT

Plaintiff alleges upon knowledge as to his own acts and upon information and belief as to all other matters, as follows:

SUMMARY OF THE ACTION

1. This is a stockholder class action brought by plaintiff on behalf of himself and the public shareholders of Parallel Petroleum Corporation (“Parallel” or the “Company”) against the directors of Parallel, arising out of their agreement to sell Parallel to Apollo Global Management LLC (“Apollo”) via an unfair process (the “Proposed Transaction”). In pursuing the Proposed Transaction each of the defendants has violated applicable law by directly breaching and/or aiding breaches of fiduciary duties of loyalty and due care owed to plaintiff and the proposed class.

2. Under the terms of the Proposed Transaction, Apollo will acquire all of Parallel’s outstanding shares of common stock for approximately $483 million pursuant to a tender offer,

after which Parallel will merge into an Apollo controlled entity. The Proposed Transaction has been approved by Parallel’s board of directors. Each Parallel shareholder is to receive $3.15 in cash for each Parallel share (the “Offer Price”). The Offer Price represents a premium of just 11% on the trading price of Parallel stock prior to the announcement of the Proposed Transaction, and a significant discount to the trading price of the Company’s shares a year ago.

3. On September 24, 2009, Parallel submitted to the Securities and Exchange Commission (the “SEC”) a Schedule 14D-9 purporting to inform Parallel stockholders about the Proposed Transaction (the “Schedule 14D-9”). However, the Schedule 14D-9 was lacking material information about the Proposed Transaction necessary for Parallel’s public shareholders to make an informed decision as to whether to tender their shares.

4. The Proposed Transaction is the product of a flawed process that is designed to ensure the sale of Parallel to Apollo on terms preferential to Apollo but detrimental to plaintiff and the other public stockholders of Parallel. Plaintiff seeks to enjoin the Proposed Transaction, or alternatively, in the event the Proposed Transaction is consummated, plaintiff seeks to recover damages caused by the breaches of fiduciary duties owed to the Company’s shareholders.

PARTIES

5. Plaintiff is, and has been at all times relevant hereto, a Parallel shareholder.

6. Parallel is a Delaware corporation, headquartered at 1004 N. Big Spring, Suite 400, Midland, Texas, 79701. Parallel is and at all times relevant hereto was listed and traded on the Nasdaq stock exchange (the “Nasdaq”) under the symbol “PLLL”. The Company specializes in the acquisition and development of oil fields in Texas and New Mexico.

7. Defendant Apollo is an asset management company located at 9 West 57th Street, New York, New York, 10019. Apollo manages assets globally.

8. Defendant Jeffrey G. Shrader (“Shrader”) is a Parallel director and has served as Chairman of the Parallel Board of Directors (the “Board”) since August 2007. Shrader also serves on the Company’s Corporate Governance and Nominating Committee.

9. Defendant Larry C. Oldham (“Oldham”) is a Parallel director and founder of Parallel. Oldham has served as an officer and Parallel director since 1979. Defendant Oldham became President of Parallel in October 1994. On January 1, 2004, Defendant Oldham became Parallel’s Chief Executive Officer.

10. Defendant Edward A. Nash (“Nash”) is a Parallel director and serves as the Company’s Chairman of the Compensation Committee.

11. Defendant Martin B. Oring (“Oring”) is a Parallel director and serves as the Company’s Chairman of the Hedging and Acquisitions Committee.

12. Defendant Ray M. Poage (“Poage”) is a Parallel director and serves as the Company’s Chairman of the Audit Committee.

13. The defendants identified in paragraphs 8 through 12 are at times collectively referred to as the Individual Defendants.

14. The Individual Defendants, as officers and directors of the Company, have fiduciary duties to the public shareholders. As alleged herein, they have breached their fiduciary duties by failing to properly inform shareholders as to the terms of the Proposed Transaction sufficient for said shareholders to make an informed decision as to whether to tender their shares, and failed to maximize shareholder value in a proposed sale of the Company.

CLASS ACTION ALLEGATIONS

15. Plaintiff brings this action on his own behalf and as a class action pursuant to Delaware Court of Chancery Rule 23, on behalf of all holders of Parallel stock who are being and will be harmed by defendants’ actions described herein (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any defendants.

16. This action is properly maintainable as a class action.

17. The Class is so numerous that joinder of all members is impracticable. Parallel has outstanding approximately 41 million shares owned by thousands of shareholders.

18. There are questions of law and fact which are common to the Class including, inter alia, the following:

(a) whether the Individual Defendants have breached their fiduciary duties of undivided loyalty and due care with respect to plaintiff and the other members of the Class in connection with the Proposed Transaction;

(b) whether the Individual Defendants have erected barriers designed to deter interested bidders, other than Apollo;

(c) whether the Individual Defendants have disclosed to the Company’s public shareholders all material information necessary for said shareholders to make a decision as to whether to tender their shares in support of the Proposed Transaction;

(d) whether plaintiff and the other members of the Class will be irreparably harmed if the transactions complained of herein are consummated.

19. Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff does not have any interests adverse to the Class.

20. Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class.

21. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications which would establish incompatible standards of conduct for the party opposing the Class.

22. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

FACTUAL ALLEGATIONS

23. Despite recent difficulties caused by the global recession and corporate re-structuring, the long term prospects for Parallel’s services and finances are favorable. Parallel stated as much in a press release issued on May 5, 2009 in which the Company reported its financial results for the first financial quarter of 2009. In the May 5, 2009 press release, the Company revealed the extent of its re-structuring operations and Defendant Oldham commented, in pertinent part:

Our 2009 priorities are to maximize liquidity and financial flexibility, generate cash flow in excess of our $29.1 million CAPEX budget, and focus on our operated properties. As explained above, we have taken necessary steps to reduce our annualized overhead by approximately $1.5 million. Additionally, we will continue to monitor commodity markets, service costs, and economic conditions and may further adjust our $29.1 million 2009 CAPEX budget based upon product prices, service costs and work over project inventory, among other factors. In the meantime, these measures will help us through these challenging times.

24. Parallel had also negotiated with its lenders to ease the terms of its borrowing requirements. On May 1, 2009, the Company announced it had amended its credit agreement with various banks permitting a change in debt ratio.

25. Despite revising its lending terms, and implementing cost cutting measures, all designed to position the Company for a profitable future, Parallel has nevertheless entered into the Proposed Transaction to sell the Company at a low price.

26. On September 15, 2009, the Company announced details of the Proposed Transaction in a press release. The September 15, 2009 press release stated in pertinent part:

MIDLAND, Texas—(BUSINESS WIRE)—Sep. 15, 2009—Parallel Petroleum Corporation (NASDAQ: PLLL) today announced that it has entered into a definitive agreement for the Company to be acquired by an affiliate of Apollo Global Management, LLC, a leading global alternative asset manager, in a transaction valued at approximately $483 million, including the assumption or repayment of approximately $351 million of net indebtedness. The agreement was unanimously approved by Parallel’s Board of Directors.

Under the terms of the agreement, Parallel stockholders would receive $3.15 per share in cash, representing a premium of 56 percent over Parallel’s average closing share price over the past thirty trading days and 63 percent over Parallel’s average closing share price over the past sixty trading days. An affiliate of Apollo will commence a tender offer to purchase for cash all of the outstanding shares of the Company’s Common Stock, and the associated preferred stock purchase rights, at a price of $3.15 per share, for a total consideration of approximately $132 million. The tender offer is expected to commence on or before September 24, 2009 and to expire on the 20th business day following and including the commencement date, unless extended in accordance with the terms of the merger agreement and the applicable rules and regulations of the Securities and Exchange Commission. Following the completion of the tender offer, the parties will complete a second-step merger in which any remaining shares of the Company will be converted into the right to receive the same price per share paid in the tender offer.

“The Board considered a range of potential alternatives, including continuing to operate as an independent entity, the returns and dilution associated with issuing additional equity in a public or private offering, the possibility of the sale of certain assets, and combinations with other merger partners,” said Jeffrey Shrader, Parallel’s Chairman of the Board. “After conducting an exhaustive evaluation of recapitalization and corporate sale alternatives, our board of directors unanimously concluded, after in-depth consideration, that this transaction with Apollo is in the best interests of our shareholders.”

27. The Offer Price has been criticized by analysts. Capital One Southcoast analyst Richard Tullis stated publicly that:

Even though they are getting the 11 percent premium, it is below the target price we have... I find the deal to be a little less favourable [sic] to shareholders than I would have liked.

28. However, Reuters news agency reported that Richard Tullis believed Apollo would benefit from the Proposed Transaction because of Parallel’s production line. Reuters news agency reported:

However, Tullis said Apollo would benefit from a big increase in Parallel’s production as around eight of its new wells are coming online in the Permian basin.

29. The timing of the Proposed Transaction has been engineered to take advantage of a recent decline in the trading price of Parallel’s shares and if consummated will likely result in Parallel’s shareholders being cashed out of their interest in the Company at below the Company’s true value. Parallel has failed to disclose material information concerning the Offer Price in SEC filings related to the Proposed Transaction, nevertheless, it is likely the Offer Price reflects an inadequate premium to the trading price of the Company’s common stock prior to the announcement of the Proposed Transaction given that Parallel has promising pipeline products and given that Parallel’s shareholders will be ceding control of the Company. In September 2008, Parallel shares were trading at over $12.

30. Furthermore, and in violation of the duty of the Individual Defendants to maximize shareholder value, the agreement between defendants to merge Parallel with Apollo (the “Merger Agreement”) contains terms designed to favor the Proposed Transaction and deter alternative bids. The improper terms of the Merger Agreement include the following:

a. A non-solicitation clause prohibiting Parallel from seeking a third-party bid that might maximize shareholder value; and,

b. A notification clause, meaning Parallel must inform Apollo of any unsolicited offer for the Company, and thereby provide Apollo with an opportunity to match the unsolicited offer.

31. On September 24, 2009, Parallel submitted to the SEC the Schedule 14D-9 purporting to disclose to Parallel’s shareholders information describing the Company, the Merger Agreement and the Proposed Transaction. However, the Schedule 14D-9 omitted material information necessary for plaintiff and Parallel’s other public shareholders to make a meaningful decision as to whether to tender their shares. Said material information must be disclosed to plaintiff and Parallel’s other public shareholders for them to render an informed opinion as to the value of the Company and the merits of the Proposed Transaction. The omitted information, if disclosed would significantly alter the mix of information available to the average Parallel shareholder.

32. Material information omitted from the Schedule 14D-9 includes: a. Management projections of the Company’s revenue and operating costs provided to, and relied upon by, the Company’s financial advisor, BofA Merrill Lynch Securities (“BofA”) in order for BofA to provide

a. Fairness Opinion of the Proposed Transaction. Without disclosing the same management projections to the Company’s public shareholders as provided to BofA, said shareholders are unable to verify the Fairness Opinion provided by BofA and assess for themselves the merits of the Offer Price.

b. The reasons why BofA used a far ranging discount rate of between 9% and 40% in the Discounted Cash Flow analysis of its Fairness Opinion. Such a far ranging discount rate is unusual and therefore requires an explanation.

c. An accurate and detailed description of the relationship between BofA and both Parallel and Apollo. The Company fails to reveal in its Schedule 14D-9 how much Parallel and Apollo have previously paid BofA for prior services, meaning Parallel’s public shareholders are unable to assess the independence and impartiality of BofA when providing its Fairness Opinion.

d. An accurate and detailed description of the negotiations and offers received by Parallel from the entity described as ‘Company C’ in the Schedule 14D-9. Company C is revealed as having made a meaningful offer for Parallel, but the nature and precise details of the offer are not disclosed. Instead, the offer from Apollo is described by Parallel as clearly superior in comparison. The nature of Company C’s offer should be disclosed so Parallel’s public shareholders can determine for themselves the merits of the Company C offer.

e. An accurate and detailed description of the negotiations and offers received by Parallel from the entity described as ‘Company A’ in the Schedule 14D-9. Company A is revealed as having made a meaningful offer for Parallel, but the nature and precise details of the offer are not disclosed, including precisely the form of compensation offered by Company A. The nature of Company A’s offer should be disclosed so Parallel’s public shareholders can determine for themselves the merits of the Company A offer.

f. An accurate and detailed description of the employment contract entered into between Defendant Oldham and Apollo, which Parallel describes in the Schedule 14D-9 as being “substantially similar” to his current employment contract, but fails to provide other details.

33. Unless enjoined by this Court, the defendants will continue to breach and/or aid the breaches of fiduciary duties owed to plaintiff and the Class, and may consummate the Proposed Transaction which will deprive Class members of their fair share of Parallel’s valuable assets and businesses, to the irreparable harm of the Class.

34. Plaintiff and the other members of the Class have no adequate remedy at law.

COUNT I

Claim for Breaches of Fiduciary Duties

Against the Individual Defendants

35. Plaintiff repeats and re-alleges each allegation set forth herein.

36. The Individual Defendants have violated their fiduciary duties of care and loyalty owed to the public shareholders of Parallel. By the acts, transactions and courses of conduct alleged herein, the Individual Defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive plaintiff and other members of the Class of the true value of their investment in Parallel.

37. The Individual Defendants have violated their fiduciary duties by agreeing to the Proposed Transaction and the Merger Agreement to the detriment of plaintiff and the Company’s public shareholders. By agreeing to the Merger Agreement, the Individual Defendants have deprived plaintiff and members of the proposed Class of the true value of their investment in Parallel.

38. As demonstrated by the allegations above, the Individual Defendants have failed to exercise the care required, and breached their duty of loyalty because, among other reasons:

(a) they have failed to properly value the Company;

(b) they have failed to disclose all material information to the Company’s shareholders to allow them to make an informed decision as to whether to tender their shares;

(c) they have failed to take steps to maximize the value of Parallel to its public shareholders; and

(d) they have agreed to terms in the Merger Agreement that favor Apollo and deter alternative bids.

39. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to plaintiff and the other members of the Class, and may consummate the Proposed Transaction which will deprive the Class of its fair proportionate share of Parallel’s valuable assets and businesses, to the irreparable harm of the Class.

40. Plaintiff and the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can plaintiff and the Class be fully protected from the immediate and irreparable injury which the Individual Defendants’ actions threaten to inflict.

COUNT II

Against Apollo

For Aiding and Abetting Breaches of Fiduciary Duties

41. Plaintiff repeats and re-alleges each allegation set forth herein.

42. Defendant Apollo by reason of its status as a party to the Proposed Transaction, and its possession of non-public information, has aided and abetted the Individual Defendants in the aforesaid breach of their fiduciary duties.

43. Such breaches of fiduciary duties could not and would not have occurred but for the conduct of defendant Apollo, who, therefore, aided and abetted such breaches in the sale of Parallel to Apollo.

44. As a result of the unlawful actions of defendant Apollo, plaintiff and the other members of the Class will be irreparably harmed in that: they will be forced into making decisions concerning the value of their investment in the Company without sufficient information necessary to make such a decision; they will not receive fair value for Parallel’s assets and business; and will be prevented from obtaining the true value of their equity ownership in the Company. Unless the actions of defendant Apollo are enjoined by the Court, defendant Apollo will continue to aid and abet the Individual Defendants’ breaches of their fiduciary duties owed to plaintiff and the members of the Class.

45. Plaintiff and the Class have no adequate remedy of law.

PRAYER FOR RELIEF

WHEREFORE, plaintiff demands relief, in plaintiff’s favor and in favor of the Class and against defendants, as follows:

a) Declaring that this action is properly maintainable as a class action and certifying Plaintiff as Class representative;

b) Declaring and decreeing that the Merger Agreement was entered into in breach of the Individual Defendants’ fiduciary duties and is therefore unlawful and unenforceable;

c) Enjoining Defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Transaction, unless and until the Company adopts and implements a procedure or process to obtain a merger agreement providing the best possible terms for shareholders;

d) Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of Parallel’s shareholders until the process for the sale or auction of the Company is completed and the best possible consideration is obtained for Parallel;

e) Rescinding, to the extent already implemented, the Merger Agreement or any of the terms thereof including the “no shop” clause;

f) Enjoining Defendants from consummating the Merger Agreement and merger unless and until curative disclosures are made to Parallel shareholders, such that the Company’s shareholders may make an informed decision in connection with the transaction;

g) Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees and expenses; and

h) Granting such other and further relief as this Court may deem just and proper.

Dated: October 1, 2009

ROSENTHAL MONHAIT & GODDESS, P.A.

By:	/s/ Carmella P. Keener
Carmella P. Keener (Del. Bar No. 2810)
919 N. Market Street, Suite 1401
Citizens Bank Center
P.O. Box 1070
Wilmington, DE 19899
Telephone: (302) 656-4433
Facsimile: (302) 658-7567
Email: ckeener@rmgglaw.com

Attorneys for Plaintiff

OF COUNSEL:

THE WEISER LAW FIRM, P.C.

Patricia C. Weiser, Esquire

Debra S. Goodman, Esquire

Henry J. Young, Esquire

121 N. Wayne Avenue, Suite 100

Wayne, PA 19087

Telephone: 610-225-2677